Exhibit 99.1

Höegh LNG Partners LP Receives Buyout Offer from Höegh LNG Holdings Ltd.

HAMILTON, Bermuda, December 6, 2021 -- Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) announced today that the Board of Directors of the Partnership (the “HMLP Board”) received an unsolicited non-binding proposal, dated December 3, 2021, from Höegh LNG Holdings Ltd. (“Höegh LNG”) pursuant to which Höegh LNG would acquire through a wholly owned subsidiary all publicly held common units of the Partnership in exchange for $4.25 in cash per common unit. Höegh LNG has proposed that a transaction would be effectuated through a merger between the Partnership and a subsidiary of Höegh LNG.

The Conflicts Committee of the HMLP Board, comprised of only non-Höegh LNG affiliated directors, will retain advisors and will evaluate the offer.

The proposed transaction is subject to a number of contingencies, including the approval by the HMLP Conflicts Committee, the HMLP Board and the Höegh LNG board of directors of any definitive agreement and, if a definitive agreement is reached, the approval by the holders of a majority of outstanding common units in the Partnership.  The transaction would also be subject to customary closing conditions. There can be no assurance that definitive documentation will be executed or that any transaction will materialize.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, which include, but are not limited to, those found in the Partnership’s Annual Report filed on Form 20-F with the SEC on April 9, 2021 and the Partnership’s Reports on Form 6-K for the quarters ended June 30, 2021 and September 30, 2021, filed with the SEC on August 26, 2021 and November 18, 2021, respectively.

Contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438